SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: December 13, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F-☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
Enclosed:
News Release

December 13, 2010
Ivanhoe Mines approves US$2.3 billion budget for ongoing construction at Oyu Tolgoi copper-gold mining complex in 2011
Construction already 13% complete toward initial production in 2012
Work includes measures to facilitate future 60% expansion of production capacity to up to 160,000 tonnes per day from initial 100,000 tonnes per day
ULAANBAATAR, MONGOLIA — Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines, and John Macken, President, announced today that a US$2.3 billion capital budget has been approved for 2011 in what will be the peak year of construction activity on the first phase of the Oyu Tolgoi copper-gold project in southern Mongolia.
Approval of the budget by the Ivanhoe Mines Board of Directors followed earlier full approval of the 100,000-tonne-per-day project by the Ivanhoe Mines-Rio Tinto joint Technical Committee, which is overseeing the Oyu Tolgoi Project, and the board of Oyu Tolgoi LLC, the Mongolian company that holds the Oyu Tolgoi licences and is 66% owned by Ivanhoe Mines and 34% owned by the Mongolian government.
“Our ramp-up to full-scale construction during 2010 was so successful that we now are targeting to deliver the first ore to the concentrator up to six months earlier than previously projected. Oyu Tolgoi should be making its first sales of copper and gold in concentrate produced from ore from the Southern Oyu open pit during the fourth quarter of 2012,” Mr. Macken said.
“Outstanding work by our project team, which currently includes 3,000 Mongolian men and women, means that the accelerated development program will generate earlier revenues from the gold-rich open-pit ore while we also are maintaining the pace of development of the future underground block-cave mine at the copper-rich Hugo Dummett Deposit.
“The announcement of a series of financing measures last week as part of a new agreement with Rio Tinto will enable us to proceed in coming weeks with the signing of the largest contracts of the entire phase-one construction program.”
Principal elements of 2011 construction program
Principal elements of the 2011 construction program include:
•	US$561 million for the copper-gold concentrator, which will see complete enclosure of the building, completion of steel work for the overland ore conveyor, installation of one of four ball mills and installation of all material-handling equipment in the pebble crusher.
•	US$186 million to purchase the initial mining fleet of trucks, shovels and ancillary equipment, and to start pre-stripping of the Southern Oyu open-pit mine.
•	US$713 million for project infrastructure and electrical power, including completion of the central substation, completion of the process-water supply, completion of the truck maintenance shop and phases one and two of the operations camp.

•	US$211 million for ongoing underground mine development at the Hugo North Deposit , construction of the headframe on Shaft #2 and further sinking of Shaft #2, which are critical elements of the development of the block-cave mine planned to begin production in 2015.
US$3.5 billion budgeted to reach start of copper-gold process-plant commissioning in 2012
The 2011 project budget was approved after the Ivanhoe Mines and Oyu Tolgoi LLC boards and the joint Technical Committee reviewed current estimates of projected capital requirements through to project completion. The reviews included cash requirements from January 1, 2011, for the completion of the Southern Oyu open-pit mine; completion of the 100,000-tonne-per-day concentrator; and advancing construction on elements of the Hugo North underground mine, including the Shaft #2 headframe, sinking of Shaft #2, completion of final design and ongoing development of the underground mine.
Total capital required for phase one from January 1, 2011, to the start of commissioning of the ore processing plant, which is planned for the second half of 2012, is projected to be US$3.5 billion. This includes approximately US$2.9 billion to complete construction of the Southern Oyu open-pit mine, processing plant and essential infrastructure, including electricity, water, roads, a paved airport runway and Mongolian-designed passenger terminal; it also includes taxes and continued underground development of the phase-two Hugo North mine.
The commissioning will be followed later in 2012 by initial phase-one production, and then by commercial production expected during the first half of 2013. Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project is expected to total approximately US$4.5 billion. This estimate makes no allowance for potential revenues from the sale of copper-gold concentrate produced from the milling of a projected nine million tonnes of stockpiled ore in the weeks of initial production in 2012.
Table 1. Oyu Tolgoi phase-one future capital requirements to initial production, 2011-2013 (numbers have been rounded)

Future capital requirements (direct & indirect)	US$ billions
2011	$2.3
Includes $172 million in Value-Added Tax and $48 million in customs duties and taxes
2012 — projected initial Oyu Tolgoi production Q4, 2012	$2.0
Includes $195 million in Value-Added Tax and $54 million in customs duties and taxes
2013 — projected commercial production H1, 2013	$0.2
Includes $10 million in Value-Added Tax and $2 million in customs duties and taxes
Total future capital requirements 2011-2013	$4.5

The 2011-2013 estimate also includes a total of US$1 billion that has been allocated to cover: 1) Value-Added Tax payments to the Mongolian government (US$377 million); 2) customs duties and other taxes (US$104 million); 3) contingency allowances (US$403 million); and 4) escalation allowances (US$159 million). Individual contracts and sub-contracts also have built-in contingency and escalation allowances. By the end of 2010, it is expected that capital expenditures on the progress of Oyu Tolgoi’s development will have totalled US$1.4 billion.
2011-2013 capital estimates include almost US$500 million toward development costs for phase-two Hugo North underground mine
The US$4.5 billion phase-one capital costs projected between 2011 and 2013 include an allocation of US$498 million, not including taxes and other associated costs, to continue ongoing development work on the Hugo North underground mine that will form the second phase of Oyu Tolgoi’s planned production.
One key item is the ongoing construction of the 31-storey-high Shaft #2 headframe and sinking of the 10-metre-diameter, concrete-lined shaft. Shaft #2 is the first production shaft and the key personnel and materials shaft for the Hugo North block-cave mine, which is the biggest value driver for the Oyu Tolgoi Project.
Phase-one capital costs also will cover the underground lateral development program, geotechnical program and mine planning and expansion studies through to mid-2012. Final design of the underground mine is set for 2012, when decisions will be made about optimum production rates from the underground mine.
Capital spending to the end of 2010 will have included US$337 million spent on underground-mine development off Shaft #1.
Capital invested to accommodate future expansion in phase-one construction
Mr. Macken said that the engineering and construction stages have recognized the need to accommodate a major increase in ore processing capacity in the future while minimizing potential disruption to operations that will be underway at the time.
“Wherever possible, we have taken the opportunity to allow for expansion with minimal impact on operations. Our plans call for initial production of 100,000 tonnes of ore per day and we expect to move to between 150,000 and 160,000 tonnes per day when ore from the underground mine becomes available.
“To facilitate this expansion, we are building a third reclaim tunnel that will increase the capacity to feed ore to the concentrator by 50% to 60% over our initial rate of production. To cater to future increased production, we have installed a pipeline that, with minor modifications, can supply water for processing up to 160,000 tonnes a day,” Mr. Macken added.
“We’ve allowed for expansion in the concentrator by adding space in the flotation area and installing other equipment to handle higher production. We also have on-going studies examining options to process additional underground ore and stockpiled open-pit ore.”
In another development, the Oyu Tolgoi Technical Committee has decided to increase the capacity of the mining fleet’s trucks, opting for 290-tonne units that will help to move an estimated 112 million tonnes per year of ore and waste — a 12% increase over an earlier plan. Pre-stripping of the open-pit mine will begin in 2011 to ensure that planned production levels can be achieved.

About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to the expectation that the delivery of the first ore to the concentrator will occur during the third quarter of 2012; the expectation of production of the first copper-gold concentrate from the open-pit mine during the fourth quarter of 2012; the expectation that the mine will begin commercial production in 2013 at a rate of 100,000 tonnes of ore per day; the projected capital requirements on the project between January 1, 2011, and the start of initial production in late 2012 of US$4.3 billion; and that the capital expenditures on the first phase of Oyu Tolgoi are expected to total US$1.4 billion by the end of 2010; the expected costs to first production including direct payments to the Mongolian government totalling US$608 million, consisting of US$414 million in value-added tax, US$105 million in income taxes and social insurance, and US$88 million in import duties;, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” included in the preliminary prospectus or in the Company’s Annual Information Form, which are filed on Sedar and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 13, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary